

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2019

Glen A. Messina
President and Chief Executive Officer
Ocwen Financial Corporation
1661 Worthington Road, Suite 100
West Palm Beach, Florida 33409

  Re: Ocwen Financial Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2018
    Filed February 27, 2019
    File No. 001-13219

Dear Mr. Messina:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Financial Services